04010883

04 MAR 29

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

2003/2004
Interim Results

04 MAR 29 AM 7:21

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2003, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,052 million, representing an increase of 12% as compared with the restated net profit recorded in the same period in the previous financial year. Earnings per share was HK$0.60.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 21st April, 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - UNAUDITED

SUPPL

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

	Notes	For the six months ended 31st December 2003 HK$'000	2002 restated HK$'000
Turnover	2	**3,499,562**	4,706,521
Direct costs		**(2,340,610)**	(3,299,368)
		1,158,952	1,407,153
Other revenue	3	**50,860**	193,657
Other net income	3	**119,388**	9,783
Selling and marketing expenses		**(183,471)**	(160,984)
Administrative expenses		**(295,479)**	(331,999)
Other operating expenses	4	**(44,702)**	(303,689)
Profit from operations	2	**805,548**	813,921
Finance costs	6(a)	**(20,042)**	(71,969)
Non-operating income / (expenses)	5	**59,155**	(78,163)
		844,661	663,789
Share of profits less losses of associates		**638,518**	761,900
Share of profits less losses of jointly controlled entities		**52,302**	(54,315)
Profit from ordinary activities before taxation	6	**1,535,481**	1,371,374
Taxation	7	**(246,180)**	(246,161)
Profit from ordinary activities after taxation		**1,289,301**	1,125,213
Minority interests		**(237,099)**	(189,662)
Profit attributable to shareholders		**1,052,202**	935,551
Interim dividend declared after the interim period end	8(a)	**635,103**	602,749
Earnings per share	9	**HK$0.60**	HK$0.54

3/29

Notes to the Consolidated Profit and Loss Account (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2003, except for the SSAP 12 (Revised) "Income taxes" which is effective and has been adopted for the first time in preparation of the current period's condensed consolidated financial statements.

On the adoption of the HK SSAP 12 (Revised) "Income taxes", deferred taxation is provided in full, using the liability method, on the temporary differences arising between the tax bases of assets / liabilities and their carrying amounts in the accounts with limited exceptions. Deferred taxation is determined by reference to the taxation rate enacted or substantively enacted on the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In previous years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparative figures have been restated to conform the changed policy. The shareholders' equity as at 1st July, 2003 was restated and decreased by HK$885,293,000 which comprised decrease in retained profits of HK$890,273,000 and increase in investment property revaluation reserve of HK$4,980,000 (as at 1st July, 2002: the shareholders' equity decreased by HK$717,465,000, which comprised decrease in retained profits of HK$688,770,000 and investment property revaluation reserve of HK$28,695,000). The effect of change to income tax for the six months ended 31st December, 2003 is an increase in the charge of HK$36,058,000 (31st December, 2002: HK$82,885,000).

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	-	the development and sale of properties
Property leasing	-	the leasing of properties
Finance	-	the provision of financing
Building construction	-	the construction of building works
Infrastructure	-	the investment in infrastructure projects
Hotel operation	-	hotel operations and management
Department store operation	-	department store operations and management
Others	-	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

	For the six months ended 31st December, 2003									
	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	–	3,499,562
Other revenue	60	1,223	3,068	725	6,566	–	375	33,568	–	45,585
External revenue	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	–	3,545,147
Inter-segment revenue	–	96,592	1,158	282,225	–	–	–	15,126	(395,101)	–
Total revenue	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
Segment result	10,039	687,769	51,254	38,340	69,731	(3,577)	2,485	42,650		898,691
Inter-segment transactions	6,591	(45,004)	(1,158)	(13,157)	–	24,906	8,196	(6,780)		(26,406)
Contribution from operations	16,630	642,765	50,096	25,183	69,731	21,329	10,681	35,870		872,285
Bank interest income										5,275
Unallocated operating expenses net of income										(72,012)
Profit from operations										805,548
Finance costs										(20,042)
Non-operating income										59,155
										844,661
Share of profits less losses of associates and jointly controlled entities										690,820
Taxation										(246,180)
Minority interests										(237,099)
Profit attributable to shareholders										1,052,202

	For the six months ended 31st December, 2002 (restated)									
	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	—	4,706,521
Other revenue	876	1,364	290	352	85	—	298	169,674	—	172,939
External revenue	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	—	4,879,460
Inter-segment revenue	—	74,630	1,416	749,454	—	—	—	12,946	(838,446)	—
Total revenue	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
Segment result	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
Inter-segment transactions	31,721	(54,913)	(1,416)	(52,342)	—	26,753	9,024	(6,672)		(47,845)
Contribution from operations	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
Bank interest income										20,718
Unallocated operating expenses net of income										(202,658)
Profit from operations										813,921
Finance costs										(71,969)
Non-operating expenses										(78,163)
										663,789
Share of profits less losses of associates and jointly controlled entities										707,585
Taxation										(246,161)
Minority interests										(189,662)
Profit attributable to shareholders										935,551

Geographical segments:

	For the six months ended 31st December, 2003		
	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**3,323,362**	**176,200**	**3,499,562**
Other revenue (excluding bank interest income)	**36,589**	**8,996**	**45,585**
External revenue	**3,359,951**	**185,196**	**3,545,147**

	For the six months ended 31st December, 2002		
	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	4,457,211	249,310	4,706,521
Other revenue (excluding bank interest income)	170,237	2,702	172,939
External revenue	4,627,448	252,012	4,879,460

3 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Other revenue:		
Interest income	**10,743**	24,727
Others	**40,117**	168,930
	50,860	193,657
Other net income:		
Profit/(loss) on disposal of investments in securities	**1,262**	(253)
Profit/(loss) on disposal of fixed assets		
- bridges	**104,332**	—
- others	**(681)**	(497)
Others	**14,475**	10,533
	119,388	9,783

4 OTHER OPERATING EXPENSES

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Provisions on property projects	**—**	257,620
Bad debts written off	**6,794**	37,836
Others	**37,908**	8,233
	44,702	303,689

5 NON-OPERATING INCOME / (EXPENSES)

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Unrealised holding gain/(loss) on investments in securities	**132,988**	(39,711)
Impairment loss on toll highway operating rights, property, plant and equipment recognised	**(53,614)**	(14,318)
Amortisation of goodwill	**(21,363)**	(22,000)
Others	**1,144**	(2,134)
	59,155	(78,163)

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging/(crediting):

(a) Finance costs:

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Interest on borrowings	**132,291**	190,267
Other borrowing costs	**23,556**	56,471
	155,847	246,738
Less: Amount capitalised *		
- interest	**(114,036)**	(133,152)
- other borrowing costs	**(21,769)**	(41,617)
	20,042	71,969

* The borrowing costs have been capitalised at rates ranging from 0.68% to 1.75% (2002: from 1.58% to 2.38%) per annum.

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**44,486**	51,041
Less: Amount capitalised	**(12)**	(40)
	44,474	51,001
Staff cost **	**371,455**	404,637
Less: Amount capitalised	**(10,036)**	(15,206)
	361,419	389,431
Cost of sales		
- completed properties for sale	**1,343,064**	2,237,495
- inventories	**69,555**	99,660

**Certain part of the Group's staff cost were relating to direct costs.

7 TAXATION

Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2003	2002 restated
	HK$'000	HK$'000
The Group		
Hong Kong - profits tax	**75,446**	92,182
Hong Kong - deferred taxation	**1,322**	54,726
Outside Hong Kong - profits tax	**8,477**	2,250
Outside Hong Kong - deferred taxation	**23,855**	11,612
Share of associates' taxation	**135,186**	84,764
Share of jointly controlled entities' taxation	**1,894**	627
	246,180	246,161

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

8 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Interim dividend declared after the interim period end at HK$0.35 per share (2002 : HK$0.35 per share)	**635,103**	602,749

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period, at HK$0.45 per share (2002 : HK$0.45 per share)	**816,561**	774,963

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,052,202,000 (2002 restated: HK$935,551,000) and the weighted average number of 1,758,814,565 ordinary shares (2002: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

10 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 19th April, 2004 to Wednesday, 21st April, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 16th April, 2004. Warrants for the interim dividend will be sent to shareholders on or before Friday, 23rd April, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Property Sales

During the period under review, the local economy made a gradual recovery from its trough level. Benefiting from the gradual recovery of consumer confidence following the elimination of the Severe Acute Respiratory Syndrome ("SARS"), the effect on the local economy resulting from the Closer Economic Partnership Arrangement ("CEPA") and Individual Visit Scheme that were initiated by the central government, the local property market, in light of government land policies emerging gradually with more clear objectives and a turn for market-driven emphasis, made a marked recovery. Further, the drop in value of the local currency alongside with the decline of the U.S. Dollars also highlights the relative attractiveness of local properties to foreign investors from certain overseas regions. As at the end of last year, property prices and property sale activities both recorded significant increase as compared with the situation in mid-2003 and this is particularly applicable to luxury residential properties. During the six-month period which ended on 31st December, 2003, approximately 1,000 units attributable to the Group and all being units from the Group's completed projects were sold for total sales proceeds amounting to approximately HK$2.1 billion.

The following development projects were completed in the first half of the financial year:

Location of Properties	Name of Building	Group's Interests (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. 8 Fuk Lee Street	Metro Harbour View - Phase 2 (Residential)	73.02	514,075
2. 250 Shau Kei Wan Road	Scenic Horizon	18.13	9,937
		Total attributable interest:	524,012

The Group has commenced sale of the following major development projects:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area of the project attributable to the Group (sq.ft.)
Hong Kong			
1. 28 Lo Fai Road Tai Po	Casa Marina I	100.00	226,561
2. 1 Lo Ping Road Tai Po	Casa Marina II	100.00	182,545
3. 1-98 King's Park Hill Road	King's Park Hill	62.14	149,828
4. 3 Seymour Road	Palatial Crest	63.35	117,384
5. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
6. 99 Tai Tong Road Yuen Long	Sereno Verde - Phases 1 & 2 - Phases 3 & 4 (La Pradera)	44.00	502,219
7. 933 King's Road	Royal Terrace	100.00	138,373
8. Tseung Kwan O Town Lot Nos. 57 & 66	Park Central - Phases 1 & 2	24.63	722,352
9. 2 Kwun Tsing Road So Kwun Wat, Castle Peak Road	Aegean Coast	25.00	312,390
10. 8 Fuk Lee Street	Metro Harbour View - Phases 1 & 2 (Residential)	73.02	1,054,567
11. 3 Kwong Wa Street	Paradise Square	100.00	159,212

Landbank

During the period under review, the Group mainly focused on application for land-use conversion of its agricultural land holdings and continuing its negotiations with the Government on fixing land conversion premium for certain agricultural land lots of the Group. The site that is situate in Wu Kai Sha, Shatin was approved for conversion with maximum permitted plot ratio for residential development of 3 times that amounts to a total gross floor area of approximately 3,500,000 sq. ft., of which approximately 1,400,000 sq. ft. is attributable to the Group. Plot ratio of the land lots situate at Ng Uk Tsuen in Sheung Shui had received approval for increase from 3.3 times to 5 times, with development gross floor area attributable to the Group increased to approximately 220,000 sq. ft. and agreement was reached with the Government on fixing the land modification premium. Furthermore, application for lease modification has also been made on a nearby agricultural land lot of the Group that could develop into approximately 150,000 sq. ft. in attributable gross floor area. In addition, application for land exchange had been made in respect of the second phase of Tai Tong Road project in Yuen Long that will become a development with a total gross floor area of approximately 640,000 sq. ft., of which approximately 440,000 sq. ft. is attributable to the Group. As for the agricultural land lots located in Lam Tei, Tuen Mun, which has a total site area of 84,000 sq. ft., application has already been made for conversion of the land usage of this site into development land with plot ratio of 2.1 times and this development will result in 170,000 sq. ft. in residential gross floor area attributable to the Group. The agricultural land lot located at Wo Hing Road in Fanling being of 170,000 sq. ft. in area is expected to be developed with a total residential gross floor area of approximately 580,000 sq. ft. attributable to the Group. Further, proposal will be made in respect of an agricultural land lot located at Fanling (North) District on Ma Sik Road that has a site area of approximately 700,000 sq. ft. for attaining a residential development plot ratio to 5 times. Upon approval by the Government, this project will bring about residential gross floor area attributable to the Group of approximately 3,000,000 sq. ft. The timetable of this development is however dependent on the progress of the Fanling (North) Strategic Development Area planning which is currently undertaken by the Government.

During the period under review, the Group had obtained approval from the Town Planning Board to change the land use of several development sites for hotel development purpose which will totally provide approximately 5,500 hotel rooms upon completion. The redevelopment of the old shipyard sites at Yau Tong Bay in Kowloon had obtained the environmental permit for the relevant reclamation work of this project. Construction for this project will however commence at a later time pending government approval on land-use modification issues and payment of the relevant land premium. This project is planned to be developed into 38 residential towers with a total gross floor area of approximately 9,700,000 sq. ft., of which approximately 1,720,000 sq. ft. is attributable to the Group. Further, lease modification premium had been agreed with the Government in respect of the old staff-quarters site at Tai Kok Tsui that is owned by the listed associate of the Group, Hong Kong Ferry (Holdings) Company Limited, which will be developed into a commercial-cum-residential project of approximately 320,000 sq. ft. in gross floor area. This associated company of the Group had also acquired a commercial-cum-residential property site of 6,000 sq. ft. in land area at Tong Mi Road in Mongkok which will be developed into a project of approximately 53,000 sq.ft. in gross floor area. Furthermore, application for lease modification had also been made in respect of the property located at No. 6 Cho Yuen Street in Yau Tong, Kowloon, with total development footage of approximately 150,000 sq.ft. in gross floor area.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 18 million sq. ft. in gross floor area. In addition, the Group also held agricultural land lots of approximately 22 million sq. ft. in terms of total site area.

Property Rental

During the period under review, the total rental income of the Group amounted to approximately HK$1,096 million, which was similar to that recorded in the corresponding period of the previous financial year. During the first half of the current financial year, the average occupancy level of the core rental properties of the Group was maintained at approximately 94%, being almost at the same level as that recorded in the corresponding period of the previous financial year. As business turnover for tenants in the retail rental properties registered significant improvement, rental rates for new and renewal tenancy agreements contracted by the Group were also recorded at a higher level.

The Group and its associate, The Hong Kong and China Gas Company Limited, together owned 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. The 88-storey office tower in the second phase of this project, Two IFC, was completed in May 2003. Presently, the IFC Mall and Two IFC have been 80% and 70% let respectively.

As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.9 million sq. ft.. Under the favourable condition of increasing local investment and strengthening confidence that induce consumer spending as well as sustained economic growth in Mainland China, it is anticipated that both rental income and occupancy levels of retail and office rental properties will benefit and continue to show improvement.

Construction and Property Management

The construction arms of the Group, namely, E Man, Heng Tat, Heng Shung and Heng Lai had recently completed some of the major developments such as Metro Harbour View, Beverly Hills, Sereno Verde and other major developments completed together with its joint venture company such as Aegean Coast, Two International Finance Centre, all of which were well received with favourable positive comments. This has once again demonstrated its unparalleled capabilities in managing large-scale complex projects.

Hang Yick and Well Born, the wholly-owned subsidiaries of the Group, provide high quality property management services for the properties developed by the Group as well as for residential units of the Housing Department and also for private housing estates. They have been awarded international standard accreditation of ISO9001, ISO14001 and OHSAS18001 and have recently adopted a new integrated management system ("IMS") to maintain the management quality and efficiency. By the activities of on-job training, volunteer, environmental protection, occupational safety and health and Theme of the Year, they have continuously enhanced staff quality, service levels and mission of devotion to society. During the 2002-2003 Year of Team Spirit, they have actively involved in various community activities. They have obtained 60 open awards from July to December 2003 including the highest awards of 2003 Hong Kong Eco-Business Grand Award - Green Property Management for four consecutive years, the Employers Gold Star Award - Platinum Award for three consecutive years and so on.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2003 amounted to HK$822 million, representing an increase of 6% over that recorded in the corresponding period of the previous financial year. During the period under review, the total gross rental income of this group amounted to approximately HK$315 million, showing an increase of 3% as compared to that recorded in the corresponding period of the previous financial year with average occupancy level of the major rental properties of this group being recorded at approximately 94%. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of this group recorded an average occupancy level of 90% during the period under review whilst the room tariffs had been kept at a relatively low level. On the other hand, the retailing business of this group which is operated under its Citistore outlets, benefitted from the Individual Visit Scheme and CEPA that were initiated by the central government and recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

Megastrength Security Services Company Limited is wholly owned by this group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and quality hotels. Business of this company has further developed with its operating profit continued to increase.

China Investment Group Limited, being a 64% owned subsidiary of this group, reported a profit of HK$69.7 million in the six-month period ended 31st December, 2003. During the period under review, this company transferred the operating and management rights of two toll bridges located in Tianjin to the local municipal government and approximately HK$104 million in profit before tax was derived after a corresponding adjustment was made in the relevant accounting policy. However, a toll road of this company located in Fenghua, Zhejiang Province, recorded approximately HK$54 million in impairment loss on assets.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,051 million in the financial year ended 31st December, 2003, representing an increase of HK$3 million as compared to that recorded in the previous financial year. As at the end of 2003, the number of customers reached 1,520,166, an increase of over 49,400 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying gas to Eastern China; and natural gas supply to the other areas along the pipeline's route will also start from 2005 onwards, thus helping to drive rapid growth in commercial, industrial and residential gas consumption. This group continues to expand its foothold on the mainland and invest in natural gas projects as a long-term strategic priority for its core business development. In 2003, this group particularly focused on developing its mainland business within the economically prosperous regions of Guangdong, Eastern China, Shandong and Central China where natural gas supply is imminent; the group has thus far concluded 24 city piped-gas joint venture projects on the mainland, including those undertaken in sizeable cities such as Shenzhen, Nanjing, Wuhan and Jinan. In line with this group's development strategy, it has established Hong Kong & China Gas Investment Limited as an investment holding company to manage the development of this group's mainland business. In 2003, the group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review survey of Asian businesses.

In Hong Kong, several substantial pipe-laying projects undertaken by this group are at the planning stage or are currently in progress, and these gas supply pipe-laying projects are extended to eastern New Territories and the international theme park on Lantau Island. On the property development front, this group has 15% interest in the Airport Railway Hong Kong Station development project, and the office towers and shopping mall in Phase One as well as in Phase Two of the International Finance Centre had been completed by stage and put up for lease. The mixed-use hotel development portion of this project which is expected to be completed by the end of 2004 will be managed by Four Seasons Hotels and Resorts. The Sai Wan Ho project in which this group holds 50% interest is expected to be completed in 2005, providing 2,020 residential units. Further, the Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing a total gross floor area of approximately 1.1 million sq. ft. upon its scheduled completion in 2006. It is envisaged that steady growth will be maintained by this group in 2004.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2003 amounting to approximately HK$265 million, representing a decrease of 22% as compared to that recorded in 2002. During the year under review, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this group. The entire development project, including the commercial arcade, had been completed in the latter half of 2003. This group has recently accepted the land premium offer in the amount of approximately HK$390 million for No. 222 Tai Kok Tsui Road and soon after the related procedures are completed, construction work will commence on this site to develop a total gross floor area of 320,000 sq. ft. Further, the site located at Nos. 43-51A Tong Mi Road which was acquired by this group in October 2003 will be developed into a residential-cum-commercial building with a total gross floor area of approximately 53,000 sq. ft.. The total investment amount of this project is around HK$120 million and it is expected to be completed at the end of 2005.

Miramar Hotel and Investment Company, Limited recorded HK$97 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2003, representing an increase of 11.5% over that recorded in this corresponding period in the previous financial year. Although the different business operations of the group recorded varied degree of decline in sales during the period when the Hong Kong economy was adversely affected by SARS epidemic, yet it could then immediately take measures to counter the negative impact by offering a number of promotional privileges to attract local customers to its hotel as well as food and beverage outlets, and at the same time undertook various extra stringent cost control measures to minimize decline in its profit effectively. Satisfactory land sales in the United States during the period under review also made positive profit contribution to this group. It is envisaged that the core business operations of this group will benefit from the gradual recovery of the economy and tourist industry of Hong Kong.

Henderson China Holdings Limited

For the six months ended 31st December, 2003, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$32 million, compared to a net loss of HK$104 million that was recorded in the corresponding period of the previous financial year. The outbreak of the SARS in first half of 2003 adversely affected tourism and consumer spending in Mainland China, but the market rebound rapidly in the second half of the year and demand for Grade A office as well as retail shopping properties showed a marked increase. Several residential development projects of this group that were previously completed had been sold out during the period under review, whilst the joint venture development project of Lexi New City Phase IX was also more than 70% sold.

During the period under review, construction work of Office Tower II of The Grand Gateway project in Shanghai had made satisfactory progress. Plans for the sale and leasing of this project are at present being actively reviewed by this group and preliminary discussions have already been initiated with several institutions. Also, this group has actively pursued with the preparation for development of a number of sites. The large-scale comprehensive property development project in the Chao Yang District in Beijing and the commercial-cum-residential development project located at 210 Fangcun Avenue, Fangcun District in Guangzhou are expected to commence construction within this year.

This group will acquire quality development sites when suitable opportunities arise and steps will also be taken to attain an optimal mix in respect of the land bank holdings of this group. Apart from adding pace to its property development efforts, emphasis will also be made on expanding the recurrent rental income of this group in order to enhance overall return.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$11 million for the six months ended 31st December, 2003, showing a slight improvement as compared with that for the corresponding period in the previous financial year. During the period, the group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD telephone services and retail businesses, with users and subscribers of such various services grew to a total of 358,000 as at the end of December, 2003; such that these business operations continued to be the major income contributor for this group.

Share Placement by Henderson Land

On 6th October, 2003, the Group placed 92,440,000 shares in Henderson Land Development Company Limited at a price of HK$32.45 per share through a share placement arrangement ("Share Placement") and received a net amount of approximately HK$2,954 million in aggregate after expenses. One-third of such proceeds was planned to be applied to hotel developments that are catered to the mainland visitors travelling to Hong Kong, with the remaining two-thirds of the proceeds to be used for its acquisition of new development land and making payment to the Government in settlement of land use conversion premium, as well as for the general working capital use of the Group.

Corporate Finance

The Group possesses abundant banking facilities to fund its future business development. In July 2003, the Group cancelled a HK$1 billion syndicated loan facility in advance of the original maturity date. During the period under review, the Group has taken advantage of the low interest rates and locked in interest period of one year or longer at different time intervals, with an objective to control the borrowing cost for the Group. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange risk is therefore extremely small. During the period under review, the Group did not make use of any derivative instruments for speculative purpose.

FINANCIAL REVIEW

Review of Results

During the six-month period ended 31st December, 2003, the Group's turnover amounted to approximately HK$3,500 million, representing a decrease of 26% when compared to that recorded in the corresponding period ended 31st December, 2002. This was mainly attributed to a reduction in the completion footage of the Group during the period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,052 million in the period under review, showing an increase of 12% from the restated profit of HK$936 million (previously stated as HK$1,010 million) recorded in the corresponding period in the previous financial year. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

Although the turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$1,484 million which represented a decrease of 43% when compared to that recorded during the corresponding period in the previous financial year, this business segment reversed from loss to register a profit of HK$16.6 million during the period under review. It is expected that alongside with the gradual recovery of the domestic property market, the performance of this segment will improve in the second half of the current financial year.

Gross rental revenue amounted to approximately HK$1,096 million in the interim period under review and was similar to that recorded in the corresponding period of the previous financial year. Profit contribution from operation relating to property rental amounted to approximately HK$643 million in the six-month period under review and showed an improvement of 9% as compared with that recorded in the first half of the previous financial year as bad debts written off mainly in connection with uncollected rents from one of the Group's investment property projects in Mainland China adversely affected the results of this segment in the corresponding period of the previous financial year. In respect of the core investment property portfolio of the Group in Hong Kong, its positioning strategy to accumulate rental retail shopping centres developments situate in the center of new towns and located right at the transportation nodes has contributed to provide stable recurrent income.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$50 million in the interim period under review as compared to HK$98 million that was recorded in the corresponding period in the previous financial year partly due to the fall in interest income resulting from the low interest rate environment that prevailed in the market and the reduced interest income received by Henderson China from the associated project companies during the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$25 million in profit in the interim period under review, representing a 31% increase over that recorded in the corresponding period of the previous financial year mainly due to completion of a number of property development projects including the second phase of Metro Harbour View and effective cost control undertaken by the Group during the period under review.

The Group's segment result from its investment in infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$69.7 million as compared to HK$74.7 million recorded for the corresponding period in the previous financial year. The reduced contribution was mainly attributed to a drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. During the period under review, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin and gave rise to a gain on disposal of approximately HK$104 million to the Group. Separately, the toll roads located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss of approximately HK$54 million as the board of directors of the company took a considered view to write down their value due to severe adverse position arising from neighbouring competing routes.

Profit contribution from hotel operation of the Group showed a reduction of 11% in the interim period under review as compared to that posted in the corresponding period of the previous financial year and amounted to approximately HK$21.3 million as the room tariffs were still recorded at a relatively low level reflecting the aftermaths of the SARS outbreak in the first half of 2003. The department store operation of the Group made a profit contribution of approximately HK$10.7 million in the interim period under review, showing an increase of 26% as compared to that recorded in the corresponding period of the previous financial year alongside with recovery seen in consumer spending and increase in tourists arrival.

The segment of other business activities of the Group made a total profit contribution of approximately HK$36 million in the period under review as compared with HK$227 million recorded in the corresponding period of the previous financial year. This reduced level of profit contribution reflected a normalised position of these business activities in the absence of an one-off compensation received by the Group in respect of a previous redevelopment site in the corresponding period of the previous financial year.

Share of profits less losses of associates of the Group amounted to approximately HK$639 million, representing a decrease of 16% as compared to that recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates amounted to HK$619 million in the period under review due to the aftermaths of SARS as compared to HK$731 million recorded in the corresponding period of the previous financial year. Share of profits less losses of jointly controlled entities of the Group being mainly engaged in property development and property investment activities reversed from loss to profit that amounted to approximately HK$52 million after writing back during the period under review a certain portion of the provisions previously made in respect of diminution in value of properties.

Financial Resources and Liquidity

As of 31st December, 2003, shareholders' funds of the Group amounted to approximately HK$56,181 million, representing an increase of 6% when compared with the adjusted shareholders' funds that stood at HK$52,981 million as at 30th June, 2003. As a result of the placement of shares in the Company by the Group in October, 2003, the shareholders' equity of the Group increased by approximately HK$2,954 million. The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowings, after deducting cash holdings of approximately HK$2,238 million, amounted to approximately HK$9,107 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate sources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2003 and 30th June, 2003 respectively are summarised as follows:

	As at 31st December, 2003 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**3,537,315**	1,545,095
After 1 year but within 2 years	**1,827,744**	5,374,740
After 2 years but within 5 years	**5,980,279**	4,434,979
After 5 years	**—**	65,275
Total Bank Loans and Borrowings	**11,345,338**	11,420,089
Less: Cash at bank and in hand	**(2,238,233)**	(2,382,794)
Total Net Bank Borrowings	**9,107,105**	9,037,295

Gearing Ratio

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds reduced to 16.2% from 17% that was registered as at 30th June, 2003. The Group's interest expense before capitalisation was recorded at approximately HK$156 million for the period under review and showed a decrease compared to that recorded in the corresponding period in the previous financial year due to lower interest rate environment. Profit from operations of HK$805 million covered the interest expense before capitalisation of HK$156 million by 5.2 times as at the end of the period under review, as compared to 3.3 times that was posted as at the end of the corresponding period of the previous financial year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate loans as well as entered into Hong Kong Dollar interest rate swap agreements in respect of a portion of such borrowings. As at 31st December, 2003, a number of Hong Kong Dollar interest rate swap contracts remained outstanding.

In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the period under review to fund its property projects in Mainland China. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

Capital Commitments

As at 31st December, 2003, capital commitments of the Group totally amounted to HK$6,653 million, as compared with HK$7,607 million recorded as at 30th June, 2003. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and in Mainland China approved by the directors but not contracted for as at the end of the period under review amounted to HK$4,590 million which was similar to that recorded as at the end of the previous financial year.

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,464 million as at 31st December, 2003, representing a decrease of 39% as compared to approximately HK$4,053 million that was outstanding as at 30th June, 2003. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and jointly controlled entities of the Group.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2003, the number of full-time employees of the Group was about 6,100 as compared to about 6,400 full-time employees as at 31st December, 2002. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees, directors (whether executive or non-executive) and consultants of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at a special general meeting held on 1st December, 2003.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$371 million for the six months ended 31st December, 2003 and HK$405 million for the corresponding period of last year.

PROSPECTS

As the local economy embarks on a recovery path, the local property market has made steady improvement admidst the development of favourable factors and economic benefits deriving from the implementation of CEPA and increase in tourists arrival under the Individual Visit Scheme at a time when local interest rates are maintained at current low levels. These will all benefit the property development and property leasing business of the Group. At present, plans are made by the Group for the pre-sale launch of the large-scale residential development project in Sai Wan Ho. This development will provide 2,020 residential units and will be the only sizeable new residential property development in the eastern district of the Hong Kong Island over the coming three years. Further, the Group is making preparation for the sale of its residential development project in Lam Tei, Tuen Mun with 1,576 units which will be set admidst an open greenery surrounding. Access to this project will be further enhanced after the West Rail comes into operation. This project will fit in well with the demand of new home purchasers.

With regard to the rental property market, the demand for Grade A office and retail property premises has seen an increase and this has led to significant improvement recorded for leasing rates and occupancies. The Group holds close to 8 million sq. ft. of rental properties, most of which are retail shopping centres and high-grade office buildings located at the heart of downtown area or situate along the mass railway network with heavy pedestrian traffic and such rental property portfolio will bring in steady and increasing rental income to the Group. Moreover, profit contributions from the Group's listed associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, will in the long term provide as a stable source of profit to the Group. Further, new development projects of the Group such as the development projects located at Sai Wan Ho and Lam Tei are expected to generate higher return to the Group due to the relatively low development costs.

It is envisaged that the supply of newly completed residential properties will decrease in the next two years whereas market demand will continue to rise. It is therefore anticipated that local property prices will maintain its upward path over the next few years, and this will be particularly applicable to luxury residential properties. The Group will get hold of such market opportunities to actively increase its development land bank and aim to conclude negotiation with the Government on the fixing of land modification premium for urban sites and land conversion premium for agricultural sites. Further, the Group will also participate in pursuing the tender for the West Kowloon Cultural District project as well as other large-scale development sites. As a further step taken to prepare for expansion of its business, the Group had, in February, 2004, launched a convertible bond issue in the amount of HK$5.75 billion with 2-year tenor which was given an A- credit rating by Standard and Poors. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory growth in the current financial year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Except for the Share Placement in October of last year by Henderson Land Development Company Limited, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

INTERIM REPORT

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 17th March, 2004

Please also refer to the published version of this announcement in South China Morning Post.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

Our Ref.: HASE/JY/HL/03248

**** By Fax ****
(Fax No. 002 1 (212) 825 5398)

18th March, 2004

04 MAR 29 AM 7:21

Citibank, N.A.,
20/F., 111 Wall Street,
New York, NY 10043,
U.S.A.

Attention: Mr. S. T. Yang
Vice President

Dear Sirs,

Re: ADR Programs

We enclose for your information a copy of the Company's interim results announcement for the period ended 31st December, 2003 which has been advertised in newspapers on 18th March, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

**************** -IND. XMT JOURNAL- ***************** DATE 18-MAR-2004 ***** TIME 15:14 ********

DATE/TIME	= 18-MAR-2004 14:56
JOURNAL No.	= 31
COMM.RESULT	= OK
PAGE(S)	= 018
DURATION	= 00:13'29
FILE No.	=
MODE	= TRANSMISSION
DESTINATION	= 00212128255398
RECEIVED ID	=
RESOLUTION	= STD

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